EXHIBIT 99.2

NEWS RELEASE

For further information contact:
Kevin C. Peterson                             Bradley M. Parro
Chief Executive Officer                       Chief Financial Officer
(713) 430-1100                                (713) 430-1100


FOR IMMEDIATE RELEASE
THURSDAY, AUGUST 6, 1998

              CEANIC ANNOUNCES PROFITABLE 1998 SECOND QUARTER

  Houston, Texas - Ceanic Corporation (NASDAQ: DIVE) today announced revenue of $41.7 million and net income of $1.8 million ($0.17 per share) for the second quarter ended June 30, 1998 compared with revenue of $28.2 million and net income of $1.6 million ($0.16 per share) for the same period a year ago. However, as a result of approximately $1.1 million in non-recurring, pre-tax restructuring charges, the Company reported net income of $1.1 million or $0.11 per share.

  For the six months ended June 30, 1998, net income was $2.4 million ($0.22 per share) on revenue of $77.7 million, compared to net income of $1.9 million ($0.19 per share) on revenue of $56.8 million for the six months ended June 30, 1997. However, as a result of the non-recurring charges, the Company reported net income of $1.8 million or $0.17 per share.

  "We are pleased with our second quarter results and note our deepwater intervention technology strategy is providing solid returns," said Kevin Peterson, Ceanic's President and CEO. "Our Americas Region is particularly busy and profitable, exceeding even our own internal expectations, which unfortunately, is partially offset by lower than expected results from our international expansion strategy. Moreover, in spite of weaker oil prices, our activity levels in the Gulf have remained high."

  Revenue increased by $13.6 million or 48% primarily due to increased demand in the Americas Region for the Company's services related to its newly acquired deepwater ROVs and vessels. Ceanic also experienced increased activity in its General Contracting Division and increased demand for its subsea products in the second quarter of 1998.

  Ceanic's gross profit margins decreased from 36.8% in the second quarter of 1997 to 32.2% in the current quarter primarily as a result of lower margins in its international regions and Subsea Products Division.

  Ceanic's SG&A increased 25% to $7.2 million in the second quarter of 1998 compared to $5.8 million for the prior year quarter primarily due to the Company's international expansion into Southeast Asia and Europe, coupled with supporting the increased activity levels in the Americas Region. However, as a percentage of revenue, SG&A for the second quarter decreased to 17%, down from 21% for the same period of last year and down from 18% in the first quarter of 1998. In connection with its previously announced SG&A reduction initiative completed in July 1998, the Company recorded a non-recurring charge of approximately $1.1 million as a result of severance and related costs associated with layoffs of approximately 30 persons, severance arrangements for two executive officers and closure of four offices, as well as costs incurred in connection with the pending sale of the Company to Stolt Comex Seaway S.A. The SG&A initiative is expected to reduce the Company's annualized SG&A run rate by approximately 15% which is expected to be realized in the 1998 third quarter.

  Ceanic's depreciation and amortization expense increased 36% to $3.1 million for the second quarter of 1998 compared to $2.3 million in the second quarter of 1997. This increase is primarily attributable to capital expenditures made in 1997 for additions to the Company's product and service offerings, particularly in the deepwater Gulf of Mexico market.

  As previously announced, Stolt Comex Seaway S.A. and Ceanic have executed a definitive merger agreement pursuant to which Stolt Comex Seaway will acquire all of the outstanding common stock of Ceanic for $20.00 per share in cash. The merger agreement is subject to approval by Ceanic's shareholders and other conditions customary to transactions of this type. The special shareholder meeting to consider and approve the merger is scheduled for August 17, 1998 and Ceanic expects the transaction to close promptly thereafter.

Regional Review/Outlook

Americas Region

  Ceanic's Americas Region continued to experience strong operating results in the second quarter of 1998 with revenues increasing by $4.3 million or 26% over the prior year quarter and overall gross profit margins remaining stable from period to period. The most significant activity increases came from the utilization of deepwater ROVs and vessels which include the American Defender, a 220 foot dynamically positioned vessel placed in service in late 1997, as well as the growth of the Company's core diving business.

Asia Pacific Region

  Although both activity and profitability of this region have steadily improved in the second quarter of 1998 compared to earlier in the year, management is disappointed by the region's results and continues to evaluate its market presence in this Asia Pacific Region.

Europe Africa Region

  In the second quarter of 1998, activity in West Africa increased over that of the first few months of 1998 as well as the second quarter of 1997; however, results were well below Ceanic's expectations. The Aberdeen office did not contribute to the 1998 second quarter results due to a lack of marketable assets; however, two ROVs have been deployed to this region to pursue available opportunities.

General Contracting Division

  As a result of a strong backlog and work beginning on several recently awarded projects, Ceanic's General Contracting Division experienced strong second quarter results with revenues increasing 127% from $3.8 million in the second quarter of 1997 to $8.7 million in the second quarter of 1998. Gross profit percentages remained stable from period to period.

Subsea Products

  Ceanic's Products Division experienced strong sales in the second quarter of 1998. The Field Development group completed the installation of a Tarpon Guyed Monotower in Indonesia. Hard Suits completed its manufacturing of a HARDSUIT(TM) diving suit for delivery to the Italian Navy and continued progress on U.S. Navy contracts. The Big Inch and Concrete Storage Divisions continued to experience strong demand for their products.

  Statements in this press release regarding profitability of the Company in general; utilization and dayrates in the Gulf of Mexico; opportunities in the General Contracting, Asia Pacific and Europe Africa markets; and other statements included herein that are not statements of historical fact are forward-looking statements involving factors that could cause actual results to vary materially from those predicted. Other forward-looking statements, including statements as to the Company's profitability, depend upon, among other things, prices of crude oil and natural gas, weather conditions in offshore markets, capital expenditures by customers and the Company's ability to procure large turnkey projects.

      Ceanic is a leading provider of diving services, intervention technologies, subsea products, field development, general contracting and marine construction services to offshore, governmental and industrial customers in the U.S. and internationally.

                            Tables follow . . .



                             CEANIC CORPORATION
         Consolidated Results of Operations and Financial Position
               ($ in thousands except for per share amounts)


                                      Three Months Ended   Six Months Ended
                                          June 30,               June 30,
                                          --------               --------
Income Statement                        1998   1997(F1)       1998    1997(F1)
                                        ----   -----          ----     ----
Revenues                             $41,728   $28,177       $77,745  $56,753

Gross profit                          13,440    10,380        24,501  18,634

Selling, general and administrative
  expenses                             7,247     5,782        13,765  11,117
Depreciation and amortization          3,078     2,258         6,075   4,576
Restructuring charges                  1,071         -         1,071       -
                                     --------  --------      ------- --------

Operating income                       2,044     2,340         3,590   2,941
Other  income (expense), net            (23)       537         (467)     332
                                     --------  --------      ------- --------
Income before income taxes             2,021     2,877         3,123   3,273
Income tax provision                     875     1,235         1,350   1,405

Net income                            $1,146    $1,642       $ 1,773  $1,868
                                      ======    ======       =======  ======
Net income per share                  $  .11    $  .16       $   .17  $  .19
                                      ======    ======       =======  ======
Weighted average shares outstanding   10,646    10,516        10,643   9,707
                                      ======   =======       =======  ======
Operational Data
Dive crew days                        13,112    12,284        23,530  23,809
Dive crews per day                       144       135           130     132
Diving support vessel utilization        44%       54%           44%      51%
Earnings before interest, taxes,
  depreciation and
  amortization (EBITDA)              $5,122    $4,598        $9,665   $7,517
EBITDA as % of revenue                 12.3%     16.3%         12.4%    13.2%
SG&A as % of revenue                   17.4%     20.5%         17.7%    19.6%
Gross profit %                         32.2%     36.8%         31.5%     2.8%


                                                   June 30,      December 31,
Balance Sheet                                        1998             1997
                                                    -------          ------
Assets:
Current assets                                      $72,795         $55,286
Other long-term assets                               90,120          79,014
                                                   ---------       ---------
Total assets                                       $162,915        $134,300
                                                   =========       =========
Liabilities & Stockholders' Equity:
Current liabilities                                 $58,389         $29,698
Long-term debt                                        7,252          $8,060
Other liabilities                                     6,016           6,291
Stockholders' equity                                 91,258          90,251
                                                   ---------       ---------
Total liabilities & stockholders equity            $162,915        $134,300
                                                   ==========      =========

<F1> Certain  amounts  presented in the results of operations for the three and six months ended June 30, 1997 have been reclassified to conform with the 1998 presentation.

                                  More...


                              Three Months Ended June 30, 1998
                                (dollar amounts in thousands)
               ----------------------------------------------------------
(Unaudited)

                              Asia   Europe
                 Americas   Pacific  Africa    General      Subsea
                 Region<F2>  Region  Region Contracting<F3>Products<F4> Total

                 --------   -------  ------ -----------   ---------     -----
Revenues         $21,374   $1,731    $3,554    $8,665      $6,404      $41,728

Expenses         $13,021   $1,365    $2,979    $6,940      $3,983      $28,288

Gross profit      $8,353   $  366    $  575    $1,725      $2,421      $13,440

Gross profit
percentage        39.1%     21.1%     16.2%      19.9%       37.8%        32.2%


                           Three Months Ended June 30, 1997<F1>
                               (dollar amounts in thousands)
                  -----------------------------------------------------------
(Unaudited)


                              Asia   Europe
                 Americas   Pacific  Africa    General      Subsea
                 Region<F2>  Region  Region Contracting<F3>Products<F4> Total

                 --------   -------  ------ -----------   ---------     -----


Revenues         $17,025    $  298    $2,738      $3,823    $4,293    $28,177

Expenses         $10,177    $  153    $1,860      $3,021    $2,586    $17,797

Gross profit      $6,848    $  145   $   878      $  802    $1,707    $10,380

Gross profit
percentage           40.2%     48.7%     32.1%       21.0%     39.8%      36.8%



<F1>  Certain amounts presented in the 1997 results of operations have been reclassified to conform with the 1998 presentation.

<F2>  Includes operations in the Company's Americas Region, which encompasses diving, intervention technology, vessel and related services, all of which were performed in the Gulf of Mexico.

<F3>  Includes diving and related services in U.S. inland markets, off the U.S. West
      Coast and in Latin America.

<F4>  Includes manufacturing and marketing of Big Inch pipeline connectors, Tarpon marginal well production systems, Tarpon Concrete Storage Systems and Ceanic
      Hard Suits Inc. products.

                        Six Months Ended June 30, 1998
                         (dollar amounts in thousands)
              ----------------------------------------------------------------
(Unaudited)

                              Asia   Europe
                 Americas   Pacific  Africa    General      Subsea
                 Region<F2>  Region  Region Contracting<F3>Products<F4> Total

                 --------   -------  ------ -----------   ---------     -----
Revenues         $40,694    $2,845    $5,254   $15,811   $13,141       $77,745

Expenses         $25,221    $2,491    $4,491   $13,116    $7,925       $53,244

Gross profit     $15,473    $  354    $  763    $2,695    $5,216       $24,501

Gross profit
 percentage         38.0%     12.4%     14.5%     17.0%     39.7%        31.5%


                               Six Months Ended June 30, 1997
                              (dollar amounts in thousands)<F1>
                     -------------------------------------------------
(Unaudited)

                              Asia   Europe
                 Americas   Pacific  Africa    General      Subsea
                 Region<F2>  Region  Region Contracting<F3>Products<F4> Total

                 --------   -------  ------ -----------   ---------     -----

Revenues         $30,486    $  298    $5,579    $11,612   $8,778       $56,753

Expenses         $20,234    $  153    $3,467     $9,143   $5,122       $38,119

Gross profit     $10,252    $  145    $2,112     $2,469   $3,656       $18,634

Gross profit
percentage          33.6%    48.7%     37.9%       21.3%    41.6%         32.8%




(F1) Certain amounts presented in the 1997 results of operations have been reclassified to conform with the 1998 presentation.

(F2)  Includes operations in the Company's Americas Region, which encompasses diving, intervention technology, vessel and related services, all of which were performed in the Gulf of Mexico.

(F3)  Includes diving and related services in U.S. inland markets, off the U.S. West
      Coast and in Latin America.

(F4) Includes manufacturing and marketing of Big Inch pipeline connectors, Tarpon marginal well production systems, Tarpon Concrete Storage Systems and Ceanic
      Hard Suits Inc. products.
